Exhibit 99.1

Postmedia to Acquire Sun Media’s English Language Newspapers

and Digital Properties

October 6, 2014 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced it has entered into a definitive agreement with Quebecor Media Inc. (“QMI”) to purchase Sun Media Corporation’s stable of 175 English language newspapers, specialty publications and digital properties (“Sun Media”), including the Sun chain of dailies, consisting of The Toronto Sun, The Ottawa Sun, The Winnipeg Sun, The Calgary Sun and The Edmonton Sun, as well as The London Free Press and the free 24 Hours dailies in Toronto and Vancouver. The purchase price is $316 million in cash less a $10 million adjustment related primarily to real estate properties to be disposed of by Sun Media prior to closing, and other customary price adjustments to be determined subsequent to closing. The transaction also includes the acquisition of associated English language digital properties, including the Canoe portal outside of Quebec, as well as QMI’s Islington printing plant in Ontario, and 34 owned real estate properties in Ontario, Alberta and Manitoba.

“This investment by Postmedia is a strong endorsement of the future of the Canadian newspaper industry and made-in-Canada journalism,” said Rod Phillips, Chair of the Board. “We are excited to be the custodians of many of Canada’s best known and trusted media brands, now and in the future.”

In calendar year 2013, the Sun Media properties generated Adjusted EBITDA1 of approximately $90 million on Adjusted Revenue1 of $508 million. For the last 12 months ending June 30, 2014 the Sun Media properties generated Adjusted Revenue1 and Adjusted EBITDA1 of approximately $487 million and $87 million, respectively. In addition, the Company anticipates annualized cost synergies in the range of $6 to $10 million. The additional free cash flow will improve the financial strength of the Company and allow it to accelerate its deleveraging efforts.

“This acquisition brings together an impressive stable of brands that collectively create a stronger Canadian media platform that is better positioned to compete against foreign-based digital offerings and offers a greater range of choices to our readers,” said Paul Godfrey, President and Chief Executive Officer of Postmedia. “We intend to continue to operate the Sun Media major market dailies and their digital properties side by side with our existing properties in markets with multiple brands as we have in Vancouver with the Province and the Vancouver Sun for more than 30 years. Our advertisers will have the opportunity to reach audiences across the country with a made-in-Canada option for their marketing programs.”

The acquisition of the Sun Media properties is expected to:

Significantly Enhance Cash Flow Profile and Pro Forma Leverage

•	Adjusted EBITDA[1] on a pro forma combined[2] basis of approximately $204 million (excluding synergies) will improve Postmedia’s financial strength and free cash flow
•	Reduces net debt/Adjusted EBITDA[1] at May 31, 2014 from 3.8x to a pro forma combined[2] ratio of 2.9x

Generate Synergy Potential

•	Anticipated cost synergies in the range of $6 to $10 million per annum within two years
•	Extended digital reach in order to compete more effectively with larger competitors

Increase Owned Real Estate

•	Transaction includes real estate portfolio with more than one million square feet of space and estimated value in the range of $50 to $60 million
•	Potential sales of Sun Media properties subsequent to closing provides additional opportunities to accelerate debt reduction

The agreement has been approved by both companies’ Boards of Directors and is subject to customary regulatory approvals, including from the Competition Bureau. During the regulatory review period, QMI will continue to operate the Sun Media properties.

Financing

Postmedia will finance the acquisition through a combination of debt and equity.

The debt financing will be provided through the issuance of an additional $140 million of its currently outstanding 8.25% Senior Secured Notes due 2017 (the “Notes”). An existing Noteholder, who owns more than 50% of the currently outstanding Notes, has entered into a subscription agreement pursuant to which it has agreed to purchase subscription receipts representing the entire amount of the additional Notes. The subscription receipts will bear interest at the same rate as the Notes and will automatically be exchanged for the additional Notes on completion of the acquisition, for no additional consideration. Closing of the subscription receipt offering is expected to occur in late October, following the completion of a formal consent solicitation to approve, amongst other things, amendments to the existing Note indenture required to facilitate the incremental funding of the additional Notes. The amendments must be approved by the holders of a majority of the outstanding Notes, but with the subscriber for the new Notes holding a majority of the Notes and agreeing to approve the amendments, this approval is assured.

Postmedia intends to raise the balance of the funds required for the acquisition by way of a rights offering of subscription receipts (the “Rights Offering”) for gross proceeds of $186 million less net proceeds from real estate sales of up to $50 million, to the extent available, prior to the launch of the Rights Offering. Postmedia has entered into a standby purchase agreement with its largest shareholder, GoldenTree Asset Management LP (“GoldenTree”) pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering. In connection with its backstop of the rights offering, GoldenTree will enter into a voting restriction agreement with Postmedia that will limit the number of votes that GoldenTree will be entitled to cast at any meeting of Postmedia’s shareholders to 33 1/3%, less one share, of the total number of outstanding voting rights in respect of all of the issued and outstanding shares at such time, regardless of how many shares GoldenTree owns at such time.

The Rights Offering will be subject to regulatory approval. Further details regarding the Rights Offering will be provided in the prospectus that Postmedia will file in Canada in connection with the distribution of the rights.

Under the terms of the Rights Offering, shareholders of Postmedia as of a record date, which is yet to be determined, will receive rights to subscribe for subscription receipts of Postmedia. Each subscription receipt will be automatically exchanged for one Postmedia variable voting share on completion of the acquisition, without additional consideration. The subscription price under the rights offering will be not more than $1.10 per subscription receipt. Postmedia will apply to list the rights, the subscription receipts and the variable voting shares underlying the subscription receipts for trading on the TSX. The rights will be exercisable for at least 21 days following the date of mailing of the final prospectus. It is currently anticipated that the Rights Offering will be launched in January, 2015.

Advisors

Canaccord Genuity Corp. acted as M&A advisor to Postmedia; Scotiabank and RBC Capital Markets are acting as financial advisors and joint book-runners on the placement of the additional Notes. Canaccord Genuity Corp. and Scotiabank are acting as advisors on the Rights Offering. Goodmans LLP and Hicks Morley LLP are counsel to Postmedia; PricewaterhouseCoopers LLP provided financial due diligence and tax advice during the due diligence process.

NOTES:

1 This news release makes reference to Adjusted Revenue (revenue excluding revenue associated with closed properties) and Adjusted EBITDA (operating income before depreciation, amortization, impairment and restructuring and excluding any income or losses associated with closed properties) to assist users in assessing financial performance. The Company’s management and Board use this measure to evaluate the ability of the Company to incur and service debt and to make operating decisions. Adjusted EBITDA is not a defined term under IFRS and may not be comparable to similar measures presented by other companies.

2 Based on the 12 months ended May 31, 2014 for Postmedia and the 12 months ended June 30, 2014 for Sun Media.

News Conference / Webcast

Postmedia invites media to attend a news conference today, Monday, October 6, 2014, at 10:30 a.m. Eastern Time at Postmedia Place, 11th Floor, 365 Bloor Street East, Toronto, ON. A live webcast of the press conference will be available at the following link:

http://www1.webcastcanada.ca/online/registration/postmedia.php

The news conference will be hosted by:

•	Paul Godfrey, Postmedia President and Chief Executive Officer
•	Rod Phillips, Chair, Postmedia Board of Directors
•	Doug Lamb, EVP and Chief Financial Officer
•	Wayne Parrish, Chief Operating Officer

Reporters or photographers wishing to attend the news conference may register in person at the door. Media credentials and photo ID are required to register. A media box with audio feeds will be available onsite for media use.

Investor / Analyst Call

After the news conference, at 11:45 a.m. on October 6, 2014, Investors and Analysts are invited to a teleconference hosted by Paul Godfrey, President & CEO and Doug Lamb, EVP & CFO.

Investors and analysts may participate in the call at 1-888-754-4437.

Media and other interested persons are invited to participate in the call on a listen-only basis at 1-800-734-8592.

For those unable to participate in the live call, a recorded version will be available approximately one hour after the call until October 13 and can be accessed at 416-626-4100 or 1-800-558-5253 using the passcode 21736174. A recording of the call will also be posted on the Company’s website.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the acquisition of certain Sun Media publications, the review of the transaction by the Competition Bureau, the proposed debt and equity financing for the transaction and the anticipated benefits to Postmedia from the transaction and financings, including improved financial strength, free cash flow, leverage ratios and synergies. Any “financial outlook” in this news release, as defined by applicable securities legislation, has been approved by management of Postmedia and is included for the purpose of illustrating the materiality of the acquisition of the assets of QMI’s English language publications, and for no other purpose. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the possibility that the transaction, including the related financings, will not close (including, without limitation, as a result of the failure to gain regulatory approvals); the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from other newspapers and alternative forms of media; the effect of economic conditions and structural changes in the industry on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2013, 2012 and 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact

Phyllise Gelfand

Vice President, Communications

(416) 442-2936

pgelfand@postmedia.com

Investor Contact

Doug Lamb

Executive Vice President and Chief Financial Officer

(416) 383-2325

dlamb@postmedia.com